Exhibit 99.1

14 December 2015

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech signs supply agreement with Centurion Pharma

~ Q-Octreotide license agreement in Turkey further expands the international and commercial outlook of Midatech ~

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the specialty pharmaceutical company focused on the development and commercialisation of multiple therapeutic products, today announces that the Company has entered into a supply agreement for Q-Octreotide with Centurion Pharma (“Centurion”), a Turkish company focused on the development and commercialisation of specialty products for the Turkish market.

The agreement grants exclusive rights to Q-Octreotide, a sustained release version of Octreotide which Midatech is developing for the treatment of carcinoid and acromegaly, to Centurion for the Turkish market. Midatech’s Q-Octreotide is aimed at offering patients and physicians an alternative therapy for carcinoid and acromegaly with distinct advantages including ease of reconstitution and administration.

As part of the agreement, Midatech will receive up front, milestone and royalty payments. Financial terms of the agreement have not been disclosed.

Commenting on the announcement, Dr. Jim Phillips, CEO of Midatech Pharma, said: “This is the first deal of this type for Q-Octreotide and another step towards proving the international and commercial focus of Midatech. Following on closely from the successful completion of the DARA Biosciences acquisition earlier this month, Midatech is now very well placed to commercialise products in the US and, in other territories, we will continue to partner with companies such as Centurion, where they can maximise the value of products in their specialist markets.”

Ersin M. Erfa, CEO of Centurion Pharma, added: “We are very pleased to begin this collaboration with Midatech Pharma in the Turkish market. As we are focusing on high value added therapies for chronic and speciality oriented diseases, we believe that this new collaboration will create a great opportunity to expand our business. We are looking forward to continuing our partnership with Midatech Pharma.”

- Ends -

For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Centurion Pharma

Ersin Erfa, CEO

Tel: +902 12 27 50 708

www.centurion.com.tr/en

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)

Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman

Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international speciality pharmaceutical company focused on the development and commercialisation of diabetes, oncology and neurological/ophthalmologic products. Midatech’s strategy is to develop its products in-house in oncology and with partners in other indications, and to accelerate growth of its business through strategic acquisition of complementary products and technologies, such as via the DARA Biosciences acquisition. The Group, listed on AIM: MTPH and Nasdaq: MTP, is headquartered near Oxford, UK, with commercial operations in Raleigh, US, manufacturing facilities in Bilbao, Spain and an R&D facility in Cardiff, UK. For further company information see: www.midatechgroup.com

About Centurion Pharma

Centurion is a leading Turkish Pharmaceutical Company operating in Turkey and neighbouring countries in the MENA, CIS and Balkan regions. The company product portfolio consists of plasma products, orphan drugs, biosimilars, vaccines and hospital generic injectables.

Centurion Pharma’s R&D department is in collaboration with a number of local and multinational companies, scientific institutions focusing on orphan diseases and speciality-oriented therapeutic areas.

Centurion Pharma’s Head Office and R&D facilities are located in Istanbul and its production plant is in Ankara.